Exhibit 99.1

Tom J. Landa Retires as Gerdau Ameristeel CFO; Treasurer Succeeds Him

May 24, 2007 - Gerdau Ameristeel Corporation (NYSE:GNA; TSX:GNA.TO) today announced that Tom J. Landa has announced his retirement as Vice President and Chief Financial Officer (“CFO”) effective July 31, 2007. Barbara R. Smith, the Company's Treasurer, will assume the role of CFO.

"Mr. Landa has been a valuable member of our company since 1995 and has played an important role in the company’s growth, said Mario Longhi, President and CEO of Gerdau Ameristeel.  "On behalf of the company and its employees, I want to thank Tom for his significant contributions and wish him the best in his retirement. At the same time, I am confident in Barbara’s ability to step into the CFO role given her experience at Alcoa and Faro Technologies."

Barbara Smith joined Gerdau Ameristeel as Treasurer in July, 2006. Prior to joining GNA, Smith was Senior Vice President and CFO for Faro Technologies (Nasdaq:FARO). She also brings more than 23 years experience at Alcoa (NYSE:AA) where she served various financial roles including Group CFO for the Aerospace, Automotive and Commercial Transportation Group, CFO Alcoa Fujikura Ltd and Director of Internal Audit.

About Gerdau Ameristeel:

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel (813) 207-2346 mlonghi@gerdauameristeel.com	Barbara R. Smith Vice President and Chief Financial Officer Gerdau Ameristeel (813) 319-4324 basmith@gerdauameristeel.com